AS FILED:  MAY 28, 1999                              SEC FILE NO. 333-



                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       REGISTRATION STATEMENT ON FORM S-3
                        UNDER THE SECURITIES ACT OF 1933

                                FX ENERGY, INC.
            (Exact Name of Registrant as Specified in its Charter)

               NEVADA                                  87-0504461
    ------------------------------      ------------------------------
    (State or other jurisdiction of    (I.R.S. Employer Identification No.
      incorporation or organization)

           3006 HIGHLAND DRIVE, SUITE 206, SALT LAKE CITY, UTAH 84106
   --------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                DAVID N. PIERCE, 3006 HIGHLAND DRIVE, SUITE 206,
                   SALT LAKE CITY, UTAH 84106 (801) 486-5555
   --------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    COPY TO:

                                 James R. Kruse
                         KRUSE, LANDA & MAYCOCK, L.L.C.
                         50 West Broadway, Eighth Floor
                          Salt Lake City, Utah  84101
                          Telephone:  (801) 531-7090
                          Telecopy:   (801) 531-7091
                           e-mail: jkruse@klmlaw.com

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

      If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box.                        x

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.              [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                               [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.                                                   [ ]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
  TITLE OF EACH                    PROPOSED
     CLASS OF                       MAXIMUM    PROPOSED MAXIMUM   AMOUNT OF
 SECURITIES TO BE  AMOUNT TO BE OFFERING PRICE     AGGREGATE     REGISTRATION
    REGISTERED     REGISTERED     PER UNIT(1)  OFFERING PRICE(1)     FEE
----------------   -----------  -------------- ----------------- ------------
Common Stock(2)    1,792,500        $6.5625     $11,763,281        $3,270
Purchase Rights(3)


(1) Bona fide estimate of maximum offering price solely for the purpose of calculating the registration fee. The offering price for the common stock being sold by selling stockholders is based on the average of the high and low price reported on the Nasdaq National Market for the Registrant's common stock on May 26, 1999 (rule 457(c)).
(2) Consists of shares held by or issuable to selling stockholders and shares to be held following the conversion of preferred stock and exercise of common stock purchase warrants. Pursuant to rule 416, there are also being registered such additional securities as may become issuable as a result of the antidilution provisions.
(3) Preferred stock purchase rights are evidenced by certificates for shares of the common stock and automatically trade with the common stock. Value attributable to such preferred stock purchase rights, if any, is reflected in the market price of the common stock.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SEC. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   PRELIMINARY PROSPECTUS DATED MAY 28, 1999


                                FX ENERGY, INC.

                        1,792,500 SHARES OF COMMON STOCK

The stockholders of FX Energy named on page 18 under the caption "Selling Stockholders" may publicly offer and sell from time to time common stock using this prospectus in transactions

      -on the Nasdaq National Market or otherwise.
       at market prices, which may vary during the offering period, or at -negotiated prices.
      -in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, or otherwise.

     The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions relating to the sale of the shares. FX Energy has agreed to pay the legal, accounting, printing, and other expenses related to the registration of the sale of the shares.

                 Nasdaq National Market trading symbol: "FXEN."
          Closing Nasdaq sales price on May 26, 1999, $6.56 per share.

     BEGINNING ON PAGE 3 OF THIS PROSPECTUS UNDER THE CAPTION "RISK FACTORS", FX ENERGY DISCUSSES SEVERAL OF THE RISKS THAT AN INVESTOR SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE REGULATORY AUTHORITIES HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         Prospectus Dated May 28, 1999


                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows FX Energy to "incorporate by reference" information FX Energy files with the SEC, which means that FX Energy can disclose important information to people by referring them to other documents that FX Energy files with the SEC. The information incorporated by reference is considered to be part of this prospectus. FX Energy has filed or furnished the following documents with the SEC (File No. 0-25386) pursuant to the Securities Exchange Act of 1934 and is incorporating those documents by reference in this prospectus.

     (1) Annual Report on Form 10-K for the year ended December 31, 1998 (the "Form 10-K");
     (2) Current reports on Form 8-K reporting events of February 16, March 2 and May 18, 1999;
     (3) Quarterly report on Form 10-Q for the quarter ended March 31, 1999, as amended May 18 and 27, 1999; and
     (4) Proxy Statement relating to the FX Energy 1999 annual stockholders' meeting (the "Proxy Statement").

     All documents FX Energy files with the SEC after the date of this prospectus will be deemed to be incorporated by reference in this prospectus and to automatically update and supersede the information in this prospectus. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. References to this prospectus include information incorporated by reference as well as any subsequent prospectus supplements.

     FX Energy will provide at no cost to each person to whom this prospectus is delivered, upon written or oral request of that person, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (not including exhibits to that information unless those exhibits are specifically incorporated by reference in that information). Investors should direct requests to FX Energy, Inc., 3006 Highland Drive, Suite 206, Salt Lake City, UT 84106, Attention: Scott J. Duncan,
Telephone: (801) 486-5555.

                               CORPORATE OVERVIEW

      FX Energy is an independent oil and gas exploration, development and production company, currently focused on oil and gas opportunities in the Republic of Poland. As of May 1, 1999, FX Energy was the largest foreign oil and gas exploration acreage holder in Poland, with exploration rights covering approximately 15.8 million gross acres, including 12.4 million gross acres of concessions and options covering approximately 3.4 million gross acres controlled by the Polish Oil and Gas Company (POGC). FX Energy has strategic alliances with Apache Corporation and POGC to explore for oil and gas, capitalize on development opportunities, gain access to geological and geophysical data, obtain project financing and conduct other activities in Poland.

      FX Energy is currently focusing its oil and gas exploration activities in the Lublin, Carpathian, Pomeranian, Warsaw West and Baltic project areas in Poland. FX Energy has several exploratory agreements with Apache covering all of Poland, except FX Energy's Baltic Project Area, and with POGC covering the Lublin, Carpathian, and Pomeranian project areas. Domestically, FX Energy has limited oil production and reserves in Montana and Nevada, a drilling and well servicing company in northern Montana and oil and gas exploration prospects in several western states.


                                  RISK FACTORS

     You should consider carefully the following risk factors, along with the other information in this prospectus and incorporated by reference, in deciding whether to purchase FX Energy common stock. These factors, as well as other items, may cause actual results to differ from those expressed in any forward-looking statements in this prospectus.

                 Special Note About Forward-looking Information

      This prospectus and the information incorporated by reference contain statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by the use of the words "believe," "may," "will," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend" and similar words and expressions. Statements that describe FX Energy's future strategic plans, goals or objectives are also forward-looking statements. Any forward-looking statements, including those regarding FX Energy or its management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans or intentions, are not guarantees of future performance or results or events and involve risks and uncertainties, such as those discussed below.

     The forward-looking statements are based on present circumstances and on FX Energy's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences and timing than those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risk factors discussed below. The cautionary statements are intended to be applicable to all related forward-looking statements wherever they appear in this prospectus or in information incorporated by reference. FX Energy assumes no obligation to update such forward-looking statements or to update reasons that actual results could differ materially from those anticipated in such forward-looking statements.


FX ENERGY HAS INCURRED OPERATING LOSSES SINCE INCEPTION AND EXPECTS THOSE LOSSES TO CONTINUE.

     From its inception in January 1989 through December 31, 1998, FX Energy incurred cumulative losses of $22.9 million. FX Energy reported losses before extraordinary gains of $10.1 million, $6.7 million and $4.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. It also had losses of $723,000 for the first quarter of 1999. FX Energy expects that its ongoing exploration activities will continue to result in losses and that its accumulated deficit will increase. FX Energy anticipates that it will incur losses through 1999 and possibly beyond, depending on whether its exploration and development activities in Poland result in sufficient production to cover related operating expenses. Until sufficient cash flow from operations can be obtained, FX Energy expects that it will need additional capital from offerings of debt or equity securities or the sale of interests in its properties to fund planned exploration and development programs in Poland.


FX ENERGY IS DEPENDENT ON THE SUCCESS OF ITS EXPLORATION AND DEVELOPMENT EFFORTS IN POLAND.

     FX Energy has allocated substantially all of its financial, management and technical resources to its activities in Poland so FX Energy's success will depend on the results of those activities. The success of FX Energy's efforts in Poland will depend, in addition to the risks discussed below normally associated with the exploration for oil and gas, on

      -its ability to maintain its relationships with Apache, POGC and agencies and enterprises of the Polish government;
      -the establishment of significant oil or gas reserves through exploration or appraisal/ development activities;
      -if reserves are established, the completion of production, transportation and marketing facilities and the negotiation of sales contracts; and
      -risks associated with conducting operations in a foreign country.

If FX Energy's activities in Poland are unsuccessful, the market price of the common stock would likely suffer a material decline, and investors would face the possible loss of all or a substantial portion of their investment.

FX ENERGY'S ACTIVITIES INVOLVE SIGNIFICANT RISKS THAT EXPLORATION OR DEVELOPMENT WILL NOT RESULT IN COMMERCIAL PRODUCTION OR SUBSTANTIAL RESERVES.

     The factors listed below, most of which are outside the control of FX Energy, may prevent FX Energy from establishing commercial production or substantial reserves as a result of its exploration and development activities in Poland:

      -FX Energy cannot assure that any well will encounter hydrocarbons;
       there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons will yield oil or gas in sufficient quantities cover drilling or completion costs or to be economically viable;
      -several test wells are typically required to explore each prospect or exploration area;
      -FX Energy may continue to incur exploration costs in specific areas even if initial test wells are plugged and abandoned or, if completed for production, do not result in production of commercial quantities; and
      -drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including operating problems encountered during drilling, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment.

     FX Energy and Apache select targets merely on interpretations of geological and geophysical data, and FX Energy cannot assure that oil or gas is in fact present or that any oil or gas that is present can be produced in commercial quantities. Many of the exploration decisions will be based on scientific data gathered by companies other than FX Energy or Apache prior to recent significant technological advances. Data gathered by other companies and reprocessed or otherwise enhanced by FX Energy or Apache may not be as reliable as data gathered either using modern technology or under the supervision of FX Energy or Apache.

     The limited availability in Poland of some western exploration, drilling and production equipment, supplies and services may adversely effect proposed activities. In addition, oil and gas gathering, storage, transportation and processing facilities may not be available in Poland or have limited capacity, which could substantially increase the cost of exploration, development and production and reduce potential financial returns.

     FX Energy cannot assure its exploration or other efforts will be successful.

FX ENERGY HAS HAD VERY LIMITED EXPLORATION SUCCESS TO DATE.

     FX Energy has drilled two exploratory wells on the Baltic Project Area and participated with Apache in drilling two exploratory wells on the Lublin Project Area in Poland, none of which was completed for commercial production. FX Energy has participated in eight exploratory test wells in the western United States, only one of which has resulted in the establishment of limited commercial production and small reserves. This small scale discovery did not replace FX Energy's reserves depleted through production.


FX ENERGY IS SUBSTANTIALLY DEPENDENT ON THE PRESENCE AND PERFORMANCE OF ITS STRATEGIC PARTNERS, APACHE, POGC, AND HOMESTAKE.

     The failure of Apache, POGC or Homestake Mining Company to perform its obligations under contracts with FX Energy would most likely have a material adverse effect on FX Energy. In particular, FX Energy has prepared its exploration budget through 2000 and into 2001 based on the participation of Apache and, to a limited extent, POGC. In the future, FX Energy may become even more reliant upon the expertise of its strategic partners. Apache has worldwide oil and gas interests outside of Poland in which FX Energy does not participate. If such separately held interests should become more promising than interests held with FX Energy in Poland, Apache may focus its efforts, funds, expertise and other resources elsewhere. In addition, should FX Energy's relationship with Apache deteriorate or terminate, FX Energy's oil and gas exploratory programs in Poland may be delayed significantly. Although FX Energy has rights to participate in exploration and development activities on some POGC controlled acreage, it has no right to initiate such activities outside the Lachowice area. Further, FX Energy has no interest in the underlying agreements, licenses and grants from the Polish agencies governing the exploration, exploitation, development or production of such POGC controlled acreage. Thus, FX Energy's program in Poland involving POGC controlled acreage would be adversely affected if POGC should elect not to pursue activities on such acreage, if the relationship between FX Energy, Apache and POGC should deteriorate or terminate or if POGC or the government agencies should fail to fulfill the requirements of or elect to terminate such agreements, licenses or grants.

     FX Energy intends to seek potential partners to participate in the exploration of its Baltic Project Area. FX Energy cannot assure that it will be successful in obtaining the participation of any such partner, that the terms of any such arrangement would be favorable to FX Energy or that such efforts will not delay FX Energy's exploration and development projects.

     FX Energy is similarly dependent on Homestake for ongoing exploration of the Sudety gold prospect area. In view of Homestake's worldwide gold production and exploration operations and the current depressed price of gold, FX Energy cannot assure that Homestake will continue to explore the Sudety area. If Homestake were to terminate exploration, FX Energy may choose not to explore the property itself due to limited funding, current gold prices, the results of exploration to date or other factors outside FX Energy's control. The failure to complete required exploration or meet other requirements under the Sudety concessions could result in the termination of FX Energy's rights in the project.


BECAUSE OF ITS STRATEGIC ALLIANCES, FX ENERGY DOES NOT SEPARATELY CONTROL MOST OF ITS ACTIVITIES IN POLAND.

     In each of the strategic alliances between FX Energy and Apache, POGC and Homestake, FX Energy has designated the other party as the operator or has granted it other management or decision making powers and rights. Specifically, Apache is the operator under the agreements relating to joint operations on the Lublin, Carpathian, Pomeranian and Warsaw West project areas. POGC has the sole right to initiate activities on areas controlled by it. Homestake is the operator under agreements pertaining to joint operations on the Sudety project area. As a result, FX Energy does not exercise sole control over the project areas subject to these alliances or operations on such areas.


A NUMBER OF GOVERNMENT AUTHORIZATIONS ARE REQUIRED IN CONNECTION WITH FX ENERGY'S ACTIVITIES IN POLAND.

     In order to explore, exploit, develop and produce oil and gas in Poland, the operator of the project is required to obtain:

      -a mining usufruct agreement from the national concession authority that grants the exclusive right to explore and exploit the hydrocarbons on the covered area;
      -an exploration concession from the national concession authority and local authorities to obtain surface access to the covered area;
      -a grant of surface rights from the surface owner; and an exploitation concession from the national concession authority and local authorities to develop and produce oil and gas.

     Usufruct agreements and exploration concessions have been granted for all of FX Energy's oil and gas exploration project areas in Poland to date. If exploration discovers producible oil or gas, it would be necessary to negotiate with national and local government officials of Poland regarding certain of the terms and conditions of the required exploitation concessions. This may result in increased costs and delays. These negotiations would include the determination of a production/exploitation fee within the range of 0.01% to 0.5% of the market value of the economically recoverable reserves estimated to be in place, payable in five equal annual installments. In addition, the local governments having jurisdiction over the production area must consent to the grant of an exploitation license. All operations must comply with certain environmental regulations and may require an environmental impact statement. Additional governmental permits, licenses and agreements would be required before exporting any oil or gas from Poland

FX ENERGY DEPENDS ON OFFICERS AND KEY EMPLOYEES.

     FX Energy is dependent upon Mr. David N. Pierce, President and Chief Executive Officer, Mr. Andrew W. Pierce, Vice-President and Chief Operating Officer, and other key personnel for its various activities. In addition, FX Energy is dependent on Mr. Jerzy B. Maciolek, Vice-President of International Exploration, a Polish national who is instrumental in assisting FX Energy in its operations in Poland. The loss of the services of any of these individuals may materially and adversely affect FX Energy. FX Energy has entered into employment agreements with Mr. David N. Pierce, Mr. Andrew W. Pierce and Mr. Jerzy B. Maciolek. FX Energy does not maintain key man insurance on any of its employees.


FX ENERGY WOULD FACE RISKS OF MANAGING SIGNIFICANT GROWTH IF ACTIVITIES IN POLAND RESULT IN ESTABLISHING PRODUCTION.

     FX Energy has had only limited operations in Poland. If its activities in Poland are successful, it may experience rapid growth. FX Energy's ability to manage this growth will depend, in part, upon its ability to:

      -attract and retain quality management and technical personnel;
      -raise and manage the deployment of significant amounts of capital for the development of any new discoveries, acquisitions or the construction of production, processing and transportation facilities;
      -rely on Apache and POGC for technical and managerial resources to develop markets for oil and gas produced and to fund their share of capital requirements; and
      -comply with governmental regulations.

FX ENERGY AND APACHE WILL HAVE TO COMPLETE GATHERING, PROCESSING AND TRANSPORTATION FACILITIES BEFORE OIL OR GAS CAN BE PRODUCED IN POLAND

     If their activities in Poland result in gas production, FX Energy and Apache will need to obtain required permits and design, construct and place into operation oil and gas gathering, storage, processing and transportation facilities. FX Energy and Apache cannot assure that any oil or gas reserves that may be discovered will be in close proximity to any existing crude oil pipeline or the gas transmission network in Poland. FX Energy and Apache do not have arrangements to use any pipelines in Poland. Therefore, wells may be temporarily shut-in for lack of a market or due to the unavailability of pipeline and/or gathering system capacity. This would correspondingly delay cash flow. Because of the cost of production and marketing facilities, it may not be economically feasible to begin production even if substantial reserves are identified. Amounts that FX Energy may budget for the construction of gathering, storage, transmission and processing facilities may not be sufficient.


FX ENERGY EXPECTS THAT IT WILL NEED ADDITIONAL CAPITAL FOR EXPLORATION AND DEVELOPMENT PROGRAMS IN POLAND.

     FX Energy may require substantial amounts of additional capital during 2000 and 2001 to fund:

      -proposed activities in the Lachowice area;
      -possible other development or appraisal projects;
      -development of any hydrocarbon discovery resulting from the Apache exploration program that is successful in proving oil or gas reserves, including additional development drilling and construction costs for production, processing and marketing facilities; and
      -general corporate purposes.

     FX Energy has budgeted $10.9 million for its share of expenditures for the Lachowice project to reenter up to three wells, and if warranted, drill up to three additional wells and construct production and gathering facilities.
Actual expenditures may vary depending on the results of reentering and drilling wells. In addition to $3.4 million of currently available funds allocated for proposed Lachowice area activities, FX Energy expects that it will require approximately $7.5 million of additional funds for this project.

     FX Energy will also require additional capital if it is able, with Apache, to undertake oil and gas development opportunities on POGC controlled properties that FX Energy and Apache believe warrant further appraisal or development drilling. The amount of capital required for these possible purposes will depend on the nature of the planned activities, expected results, transportation and marketing alternatives and other factors.

     If planned exploration in the Lublin, Carpathian, Pomeranian or Warsaw West areas results in the discovery of significant reserves, FX Energy will require capital to fund a multi-well development program, install oil or gas storage, handling and transportation facilities or purchase other assets required to support large-scale production. FX Energy is unable to predict the timing or amount of additional capital that may be required because those matters will be dependent on future specific exploration results. However, FX Energy does recognize that tens of millions of dollars over several years may be required.

     FX Energy has no arrangement for any such additional financing, but may seek required funds from the sale of debt and equity securities, project financing, strategic alliances with other energy or financial partners or other arrangements. Obtaining additional financing may dilute the interest of existing shareholders in FX Energy or FX Energy's interest in the specific project being financed. FX Energy cannot assure that additional funds could be obtained or, if obtained, would be on terms favorable to FX Energy.

     In addition to planned exploration and possible development activities in Poland, FX Energy will require funds for general corporate purposes after the end of 2000 if it does not then have revenues from operations.


THERE ARE NO TRANSPORTATION OR MARKETING ARRANGEMENTS FOR OIL OR GAS THAT MAY BE PRODUCED BY FX ENERGY IN POLAND.

     FX Energy and Apache have no transportation, refining or marketing arrangements relating to oil or gas that may be produced from any of FX Energy's project areas in Poland, other than a general agreement for the sale of gas that may possibly be produced from the Lachowice area. FX Energy or Apache will have to establish transportation, refining or marketing arrangements to sell any oil
or gas discovered and produced in Poland.   FX Energy or Apache may be unable to
arrange for the exportation of oil or gas if they desire to do so. If FX Energy establishes oil and/or gas reserves, the production, marketability and ultimate profitability of such natural gas operations will depend on the availability, proximity and capacity of gathering systems, pipelines and processing facilities. If production is established in the Lachowice area, it will be necessary to negotiate the specific terms of arrangements for the construction of processing facilities and pipelines and the sale and transportation of gas.


FX ENERGY IS DEPLETING ITS CURRENT RESERVES AND CANNOT ASSURE NEW RESERVES WILL BE ESTABLISHED.

     FX Energy's existing limited reserves in Montana and Nevada are being depleted by production. Therefore, FX Energy's revenues will continue to decline unless its reserves are replaced and expanded by successful drilling or the acquisition of additional reserves. FX Energy's success will be largely dependent on its ability to discover new oil and gas reserves through participation in exploration and development opportunities or acquisition of proved producing reserves in Poland or the western United States, all of which involve substantial risks. FX Energy cannot assure its program in Poland will result in the discovery of new reserves to replace or expand FX Energy's reserves.


FX ENERGY IS SUBJECT TO THE VOLATILITY OF COMMODITY PRICES AND MARKETS.

     Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to the following factors:

      -relatively minor changes in the supply of and demand for oil and gas; -market uncertainty;
      -political conditions in international oil and gas producing regions;
       the extent of production and importation of oil and gas into existing or potential markets;
      -the level of consumer demand;
      -weather conditions affecting production, transportation and consumption;
       the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power and other energy sources;
      -the availability, proximity and capacity of gathering systems, pipelines and processing facilities;
      -the refining capacity of prospective oil purchasers;
      -the effect of government regulation on the production, transportation and sale of oil and gas; and
      -other factors beyond the control of FX Energy.

     FX Energy cannot control or influence the above factors. Oil prices, for example, have only recently rebounded from their lowest level in over two decades. In addition to the direct impact on the prices at which oil or gas may be sold, adverse changes in oil or gas prices and the related effects on the oil and gas industry in general would likely have an adverse effect on FX Energy's ability to obtain funding from lending institutions, industry participants, the sale of additional securities and other sources.


TRADING PRICES FOR THE COMMON STOCK HAVE BEEN VOLATILE DUE TO SEVERAL FACTORS THAT WILL LIKELY CONTINUE TO AFFECT THE PRICE FOR THE COMMON STOCK.

     FX Energy common stock has traded as low as $3.87 and as high as $13.37 between May 1998 and April 1999. Some of the factors leading to this volatility include:

      -the outcome of individual wells or the timing of exploration efforts in Poland, as evidenced by significant price declines following the announcement by FX Energy that each of its first four exploratory wells in Poland were dry holes;
      -the results of other operations in which FX Energy has an interest in
       Poland;
      -the potential sale by FX Energy of newly issued common stock to raise capital or by existing stockholders of restricted securities;
       price and volume fluctuations in the general securities markets that are unrelated to results of operations of FX Energy;
      -the investment community's view of companies with assets and operations outside the United States in general and in Poland in particular; -actions or announcements by Apache, POGC, and Homestake that may affect
       FX Energy;
      -prevailing world prices for oil and gas;
       the potential of FX Energy's current and planned activities in Poland;
       and
      -changes in stock market analysts' recommendations respecting FX Energy, other oil and gas companies or the oil and gas industry in general.

FX Energy expects that it will encounter additional exploration failures in Poland that will adversely affect the trading prices for the common stock.

INVESTORS' ABILITY TO TRADE COMMON STOCK MAY BE LIMITED BY TRADING VOLUME.

     The trading volume in FX Energy common stock has been relatively limited. Therefore, it may not be possible for an investor to sell a significant number of shares at or near quoted prices or at all if an investor were to seek to do so.


FX ENERGY ENCOUNTERS VARIOUS OPERATING HAZARDS AND UNINSURED RISKS.

     FX Energy's oil and gas drilling and production operations are subject to hazards incidental to the industry. These hazards include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. To lessen the effects of these hazards, FX Energy maintains insurance of various types to cover its domestic operations. FX Energy cannot assure that the general liability insurance of $5.0 million carried by it or the $25.0 million carried by Apache, as the operator of the Lublin, Carpathian, Pomeranian and Warsaw West project areas, can continue to be obtained on reasonable terms. This insurance, however, does not cover all of the risks involved in oil and gas exploration, drilling and production. Where insurance coverage does exist, the amount of coverage may not be sufficient to pay the full amount of such liabilities. FX Energy may not be insured against all losses or liabilities that may arise from all hazards because such insurance is unavailable at economic rates, because of limitations on existing insurance coverage or other factors. For example, FX does not maintain insurance against risks related to violations of environmental laws. FX Energy would be adversely affected by a significant adverse event that is not fully covered by insurance. Further, FX Energy cannot assure that it will be able to maintain adequate insurance in the future at rates it considers reasonable.


FX ENERGY IS SUBJECT TO POLITICAL, ECONOMIC, REGULATORY AND SIMILAR RISKS REGARDING ITS ACTIVITIES IN POLAND.

  FX Energy's oil and gas exploration, development and production activities in Poland are and will be subject to ongoing uncertainties and risks, including:

      -possible changes in government personnel, the development of new administrative policies and practices and political conditions in Poland which may affect the administration of agreements with governmental agencies or enterprises;
      -possible changes to the laws, regulations and policies applicable to FX
       Energy and Apache or the oil and gas industry in Poland in general; -uncertainties as to whether the laws and regulations will be applicable in any particular circumstance;
      -uncertainties as to whether FX Energy and Apache will be able to enforce their rights in Poland;
      -the requirement to demonstrate, to the satisfaction of the Polish authorities, FX Energy's and Apache's compliance with governmental requirements respecting exploration expenditures, results of
      -exploration, environmental protection matters and other factors;
       the inability to recover previous payments to the Polish government made under the exploration rights or any other costs incurred respecting those rights if FX Energy were to lose or cancel its exploration and
      -exploitation rights at any time;
      -political instability and possible changes in government;
      -export and transportation tariffs;
       local and national tax requirements; and -expropriation or nationalization of private enterprises and other risks arising out of foreign government sovereignty over the project areas.

      The amounts in FX Energy's agreements with Apache, Homestake, POGC and the government of Poland relating to FX Energy's activities in Poland are expressed in United States Dollars. Conversions between United States Dollars and Polish Zlotys are made on the due date of amounts to be paid or received. FX Energy's activities in Poland may be affected by fluctuations in exchange rates between the Polish Zloty, the United States Dollar, the Euro and other currencies. The exchange rate for the Polish Zloty was 3.51, 3.51 and 2.85 per United States Dollar as of December 31, 1998, 1997 and 1996, respectively. FX Energy has not hedged its foreign currency activities in the past and has no future plans to do so. Currencies used by FX Energy may not be convertible at satisfactory rates. In addition, the official conversion rates between United States and Polish currencies may not accurately reflect the relative value of goods and services available or required in Poland. Further, inflation may lead to the devaluation of the Polish Zloty.


FX ENERGY MAY BE RESTRICTED AS TO THE AMOUNT, MANNER OR TIMING OF THE REPATRIATION TO THE UNITED STATES OF POSSIBLE EARNINGS FROM ITS ACTIVITIES IN POLAND.

     Currently, there are no restrictions on the ability of a Polish entity to repay debt to a foreign parent corporation or to pay fair market compensation to a foreign parent corporation for legitimate services. However, Polish limited liability companies such as those through which FX Energy conducts most of its activities in Poland can pay dividends only once annually and only to the extent of profits, as determined in compliance with Polish accounting and regulatory requirements and as verified by an audit satisfying Polish professional standards. Although FX Energy is entitled to a credit against its United States tax obligations equal to any foreign taxes paid, FX Energy may not be able to use this credit unless FX Energy owes taxes in the United States.


FX ENERGY'S ACTIVITIES ARE SUBJECT TO LAWS AND REGULATIONS IN POLAND, INCLUDING MEASURES RELATING TO THE PROTECTION OF THE ENVIRONMENT.

     Poland has a regulatory regime governing exploration and development, production, marketing, transportation and storage of oil and gas. These provisions were recently promulgated and are relatively untested. Therefore, there is little or no administrative or enforcement history or established practice that can aid FX Energy or Apache in evaluating how the regulatory regime will affect FX Energy's operations. It is possible that such governmental policies will change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will materially and adversely affect FX Energy's activities in Poland. In certain instances, Poland's laws, policies and procedures may be changed to conform to the minimum requirements that must be met before Poland is admitted as a full member of the European Union. The government of Poland has announced that it intends to privatize various segments of POGC in the near future. Currently, no specific plans have been announced respecting the method
or timing of such privatization.   FX Energy cannot predict how the possible
privatization of POGC will affect FX Energy.

     Operations on FX Energy's product areas are subject to environmental laws and regulations in Poland that provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas exploration and development. Additionally, if significant quantities of gas are produced with oil, regulations prohibiting the flaring of gas may inhibit oil production. In such circumstances, the absence of a gas gathering and delivering system may restrict production or may require significant expenditures to develop such a system prior to producing oil and gas. FX Energy or Apache may be required to prepare and obtain approval of environmental impact assessments by governmental authorities in Poland prior to commencing certain oil and gas production, transportation and processing functions.

     FX Energy and Apache cannot assure that they have complied with all applicable laws and regulations in drilling four exploratory wells, acquiring several thousand kilometers of seismic data or completing other activities in Poland to date. More restrictive regulations or administrative policies or practices may be adopted by the Polish government. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures. Further, breaches of such regulations may result in the imposition of fines and penalties, any of which may be material. These environmental costs could have a material adverse effect on FX Energy's financial condition or results of operations in the future.



FX ENERGY'S CORPORATE DOCUMENTS MAY INHIBIT A TAKEOVER OR SIMILAR ACTION.

     Provisions in FX Energy's articles of incorporation and bylaws could:

      -discourage potential acquisition proposals;
      -delay or prevent a change in control of FX Energy;
      -diminish stockholders' opportunities to participate in tender offers for common stock, including tender offers at prices above the then current market prices; or
      -inhibit increases in the market price of common stock that could result from takeover attempts.

FX ENERGY'S BUSINESS COULD BE ADVERSELY AFFECTED BY YEAR 2000 COMPLIANCE ISSUES.

     During the next year, many computer programs may not recognize calendar dates beginning in the year 2000. This problem could force computers such as those on which FX Energy relies to either shut down or provide incorrect data. To address this problem, FX Energy has examined its own computer systems, contacted software and hardware suppliers to confirm year 2000 compliance and, where appropriate, upgraded systems.

     In addition to its own computer systems, FX Energy is dependent substantially on vendor compliance. In connection with its activities in the United States and in Poland, FX Energy interacts with POGC and Apache as well as other suppliers, customers, creditors and financial service organizations domestically and globally that use computer systems. Substantially all of FX Energy's core vendors (banking, insurance, legal and accounting, stock market-makers, strategic partners, oil purchasers, communications, etc.) have either already certified they are year 2000 compliant or indicated they have a program underway to become year 2000 compliant before the year 2000. FX Energy has not completed its survey of the other significant businesses with which FX Energy interacts during the normal course of business. Such significant business by be unable or unwilling to certify that their computer systems are year 2000 compliant.

     It is impossible for FX Energy to monitor all computer systems of all of its core vendors or other significant businesses with which FX Energy interacts, particularly those of firms outside the United States. Undetected errors or defects may remain in systems that FX Energy or third parties believe to be year 2000 compliant. FX Energy may experience disruptions or unexpected costs if internal or external systems on which it relies encounter errors or defects. Further, FX Energy may encounter delays in processing and reporting transactions, reviewing technical data or completing other normal business activities, which could have a material adverse effect on FX Energy.


                              RECENT DEVELOPMENTS

     In May 1999, FX Energy completed the sale of approximately 1.8 million shares of common stock for net proceeds of approximately $7.2 million.

CURRENT ACTIVITIES

     Apache first agreed to fund exploration on an FX Energy project in Poland in 1997. Following their first agreement related to the Lublin project area, FX Energy and Apache entered additional agreements to explore jointly the Carpathian, Pomeranian and Warsaw West areas. As a result of these agreements signed since 1997 Apache has agreed to pay for and perform certain requirements in order to earn a fifty-percent interest in FX Energy's Lublin and Carpathian project areas. Under the agreements, Apache has paid FX Energy $950,000 in initial cash consideration and agreed to pay FX Energy's pro rata share of costs to:

      -drill ten exploratory wells, including drilling and, if successful, completion costs for seven exploratory wells in the Lublin Project Area (Apache has drilled two of the seven wells in the Lublin Project Area to date) and the costs to drill (excluding completion costs) three exploratory wells in the Carpathian Project Area;
      -acquire a minimum of 2,000 kilometers of 2D seismic, including 1,650 kilometers of 2D seismic in the Lublin Project Area acquired by Apache during 1998 and 350 kilometers of 2D seismic in the Carpathian Project Area yet to be acquired;
      -pay all concession, usufruct and other leasehold costs during the first three years of the six-year exploration period of the Lublin and Carpathian project areas; and
      -pay all general and administrative costs relating to activities in Poland through the end of 1999.

In addition, FX Energy and Apache are 50/50 partners in the Pomeranian and Warsaw West project areas. Apache is the operator of all project areas covered by the FX Energy and Apache agreements.

     During late 1998, Apache acquired over 1,650 kilometers of 2D seismic data and commenced drilling two exploratory wells in the Lublin area. Both of these wells were determined to be exploratory dry holes during February 1999. Apache still has the contractual obligations to pay for all of the following drilling and 2D seismic data acquisition costs as part of its requirements to earn a fifty-percent interest in the Lublin and Carpathian project areas:

      -drill the remaining five exploratory wells on the Lublin Project Area by the end of 1999;
      -acquire 350 kilometers of 2D seismic on the Carpathian Project Area during 1999 and 2000; and
      -drill three exploratory wells by mid-2001 on the Carpathian Project
       Area.

FX Energy and Apache will share equally in the costs to:

      -develop POGC's Lachowice gas discovery during 1999;
      -drill an exploratory test, exclusive of any POGC participation costs, if any, on the Pomeranian Project Area during 2000; and -drill exploratory tests on the Warsaw West Project Area during 2001.

     FX Energy and Apache entered into option agreements with POGC during 1997 and 1998 whereby each has an independent, reciprocal right to participate with up to a one-third interest each, in hydrocarbon exploration of POGC controlled areas near the Lublin, Carpathian and Pomeranian project areas. In turn, POGC has the reciprocal right to participate with up to a one-third interest, determined on a block by block basis, in exploration of the Lublin, Carpathian and Pomeranian project areas. The option agreements with POGC do not include the 2.1 million acre Baltic and 2.9 million acre Warsaw West project areas.

     The option agreements cover areas controlled by POGC and FX Energy-Apache as follows:

                   POGC     FX ENERGY-
 PROJECT AREA   CONTROLLED    APACHE      TOTAL
-------------   ----------  -----------  -------
                       ACREAGE (IN MILLIONS)
                --------------------------------
Lublin               0.6         5.0         5.6
Carpathian           1.5         1.4         2.9

Pomeranian           1.3         2.2         3.5
                    ----        ----        ----
    Total            3.4         8.6        12.0
                    ====        ====        ====


FOCUS FOR 1999:

      -Lachowice Field Development. FX Energy and Apache have agreed to begin testing and recompleting up to three wells during the second quarter of 1999, and if warranted, to commence additional developmental drilling and construction of production facilities in order to initiate production in 2000.

      -New Appraisal/Development Projects.  At the invitation of POGC, FX
       Energy and Apache have initiated review of data on several existing POGC discoveries, shut-in fields and under-developed properties in Poland with a view to possible joint production operations under arrangements similar to the Lachowice model.

      -Ongoing Exploration Program. FX Energy and Apache will continue their ongoing exploration program this year in Poland. Apache has committed to spud five more wells this year and to pay FX Energy's share of costs. POGC is expected to join in this program for up to a one-third interest.

      -In addition, FX Energy and Apache will acquire new seismic in the Lublin and Carpathian project areas and will reprocess existing POGC seismic in their other project areas to prepare for the continuation of their exploration program in 2000 and 2001.


Lachowice Field Development

      The Lachowice Field is an undeveloped gas discovery on a POGC concession. Between 1982 and 1994 POGC drilled nine wells in the Lachowice Concession, three of which are shut-in gas discoveries that POGC tested at an average rate of 5.7 MMcf of gas per day per well from 10,000-13,000 feet in a Devonian reef structure. On February 26, 1999, FX Energy, Apache and POGC entered into an agreement (the "Lachowice Agreement") to jointly develop the Lachowice Field with Apache as operator. Under terms of the Lachowice Agreement, in order to each earn a one-third interest in the project, FX Energy and Apache will each pay fifty-percent of the costs for the following activities: (1) reenter, test and recomplete up to three shut-in gas wells; (2) if warranted, drill three additional wells; and, (3) if warranted, construct production and gathering facilities. All costs and net revenues thereafter, including additional development drilling and lease operating costs, will be shared one-third each by FX Energy, Apache and POGC.

     Testing and reentry operations on the Lachowice Field are expected to commence during the second quarter of 1999, with initial production scheduled for 2000. FX Energy expects to spend approximately $500,000 to $1,000,000 for its pro rata share of costs to reenter, test and complete up to three shut-in gas wells during 1999, $2.5 million per well to drill up to three or four additional development wells during 2000 and $1.5 million for production facilities during 2000. Testing the shut-in gas wells will be comprehensive because of the significance for additional exploration in the area and may take several months before definitive results are available.

New Appraisal/Development Projects

     In January 1999, FX Energy and Apache agreed to broaden the scope of their joint operations in Poland by aggressively pursuing oil and gas development opportunities with POGC, targeting properties with proved recoverable reserves that FX Energy and Apache believe warrant further appraisal/ development drilling and/or infrastructure expenditures for production, transportation and processing facilities. The recent AMI agreement between FX Energy and Apache was signed in support of this endeavor. POGC responded positively to this initiative by FX Energy and Apache and invited them to review the geologic and production test data on wells in several fields in western Poland on POGC concessions with a view to undertaking joint operations to complete development drilling, construct production and gathering facilities and explore leads in the same geological trend. Production, engineering, seismic and other data provided by POGC indicate the properties should meet the guidelines and parameters FX Energy and Apache have set for themselves.

     FX Energy and Apache are currently reviewing the geologic and production test data made available by POGC and expect to complete their review and analysis in the next few weeks, at which time all three companies plan to meet to determine whether they are able to negotiate mutually acceptable terms. If the parties do reach an agreement, the recently signed Lachowice Agreement will serve as the legal framework for such activities, which in turn should reduce the time required to document and obtain approval of the resulting agreement.

     Until definitive terms are agreed upon and a formal development agreement is signed by all parties, FX Energy cannot estimate the amount of funding or the work schedule that might be required. In some instances, FX Energy's ability to fund its obligations for this kind of development project may be dependent on obtaining project financing and other related factors.

Ongoing Exploration Program

     Five additional wells are planned for this year in the Lublin Project Area. The first well location will test a Devonian geologic formation target in block
360. The second well will test a Cambrian geologic formation on block 257. Commencement of drilling on the first two of the five additional wells planned for 1999 is expected to begin in the second quarter of 1999. FX Energy and its partners are studying several additional Lublin prospects, three of which will be selected for drilling during 1999. Current plans call for a third rig to be added to the drilling operations in Lublin during the summer of 1999.

     Under agreements between FX Energy and Apache, Apache has agreed to perform certain requirements in order to earn a 50% interest in FX Energy's Lublin and Carpathian project areas. Among the requirements, Apache agreed to pay FX Energy's pro rata share of costs to drill ten exploratory wells (the "carried wells"), including two wells previously drilled on the Lublin Project Area during late 1998. Of the eight carried wells yet to be drilled, Apache must pay for FX Energy's pro rata share of costs to drill and complete five wells in the Lublin Project Area and FX Energy's pro rata share of costs to drill (excluding completion costs) three wells in the Carpathian Project Area. Under terms of the AMI with Apache, FX Energy may elect, with Apache's consent, to apply any one of the yet to be drilled carried wells to projects outside of the Lublin and Carpathian project areas.

     If the exploration activities in Poland funded by Apache result in discoveries that warrant development, FX Energy will be obligated to fund its share of costs prior to establishing production. These costs may include costs for completing certain wells, undertaking a multi-well development program, installing oil and gas processing and transportation facilities, and purchasing other assets required to support production.

     FX Energy had $3.8 million of cash and marketable securities with no long-term debt as of March 31, 1999, an amount which, along with $7.2 million of additional capital raised through a private placement of common stock during the second quarter of 1999, is expected to be sufficient to fund FX Energy's minimal exploration and operating requirements during the remainder of 1999 and most of 2000. FX Energy does intend to seek additional capital, if warranted, to fund additional activities on the Lachowice project area, possible appraisal/ development activities with Apache on additional POGC project areas and development of any discoveries resulting from the Apache funded exploration program.


                                 CAPITALIZATION


      The following table sets forth the actual capitalization of FX Energy as of March 31, 1999, as adjusted only to give effect to the subsequent sale by FX Energy of approximately 1.8 million shares of common stock for net proceeds of approximately $7.2 million.

                                                          AS OF MARCH 31, 1999
                                                       ------------------------
                                                         ACTUAL    AS ADJUSTED
                                                       ---------  -------------
                                                            (IN THOUSANDS)
LONG-TERM DEBT                                           $            $

STOCKHOLDERS' EQUITY:
  Common stock, $0.001 par value; 30,000,000 shares
     authorized; 13,054,503 actual shares issued and
     outstanding as of March 31, 1999, and 14,847,003
     shares issued and outstanding as adjusted                 13           15
  Notes receivable from officers                           (1,431)      (1,431)
  Additional paid-in capital                               31,113       38,281
  Accumulated deficit                                     (23,624)     (23,624)
                                                        ---------    ---------
  Total stockholders' equity                                6,071       13,241
                                                        ---------    ---------


TOTAL CAPITALIZATION                                    $   6,071    $  13,241
                                                        =========    =========


                          NO NET PROCEEDS TO FX ENERGY

     FX Energy will not receive any net proceeds from the sale by the selling stockholders of the common stock covered by this Prospectus.


                                  NO DIVIDENDS

     FX Energy has not paid dividends on the common stock. FX Energy seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the common stock in the foreseeable future.



                              SELLING STOCKHOLDERS

     The following table provides certain information, as of the date of this prospectus, respecting the selling stockholders, the shares of common stock held by them, to be sold, and to be held following the offering, assuming the sale by such selling stockholders of all shares of common stock offered. This information has been provided by the selling stockholders. There are currently no agreements, arrangements or understanding regarding the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares. The selling stockholders may offer the shares for resale from time to time.

                                               COMMON STOCK
                                 ----------------------------------------------
                                  BENEFICIALLY                   BENEFICIALLY
                                  OWNED BEFORE                   OWNED AFTER
                                    OFFERING                       OFFERING
                                 ---------------               ----------------

                                                     NUMBER
     SELLING STOCKHOLDER        NUMBER    PERCENT  TO BE SOLD  NUMBER   PERCENT
-----------------------------   --------  -------  ----------  ------   -------
Apache Corporation(1)........    250,000     1.7%    250,000       --       --
Hexagon Partners, Ltd........     37,500     0.3      37,500       --       --
Lovejoy Associates MPPSP(2)..     17,500     0.1       7,500   10,000        *
Lovejoy, Thomas B. IRA           104,500     0.7      55,000   49,500      0.3
  Rollover(2)................
Murry Capital II, LLC........     12,500     *        12,500       --       --
Oppenheimer Enterprise Fund..    600,000     4.0     130,000  470,000      3.2
Sidro S.A....................    130,000     0.9     100,000   30,000      0.2
Spindrift Partners, L.P......  1,100,000     7.4   1,100,000       --       --
Spindrift Investors (Bermuda)    100,000     0.7     100,000       --       --
  L.P........................  ---------   -----   ---------  -------     ----
     Total                     2,352,000    15.8%  1,792,500  559,500      3.7
                               =========   =====   =========  =======     ====


*    Less than 0.1%.
(1) FX Energy has strategic alliances with Apache Corporation for the exploration, production, and development of oil and gas covering all of Poland, except FX Energy's Baltic Project Area.

(2) Affiliates of Thomas B. Lovejoy, a director and vice-chairman of FX Energy. In addition, Mr. Lovejoy owns 154,367 shares directly and 41,000 shares held in trust for the benefit of Mr. Lovejoy's children, 10,000 shares held by Mr. Lovejoy's spouse's IRA account, and 200,000 shares held by Lovejoy Associates, Inc. (of which Mr. Lovejoy is sole owner).


                           DESCRIPTION OF SECURITIES

     FX Energy is authorized to issue 30,000,000 shares of common stock, $0.001 par value; and 5,000,000 shares of preferred stock (including 500,000 shares of Series A Preferred Stock), $0.001 par value.

COMMON STOCK


     As of May 17, 1999, FX Energy had 14,847,003 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. FX Energy's bylaws provide that a majority of the issued and outstanding shares of FX Energy constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of FX Energy have no preemptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of FX Energy, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. FX Energy seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the common stock in the foreseeable future.

     As of May 17, 1999, FX Energy had reserved for issuance on exercise of options and warrants at exercise prices ranging from $1.50 to $10.25 an aggregate of 3,684,239 shares of common stock consisting of 2,599,584 shares issuable on the exercise of outstanding options and warrants with a weighted average exercise price of $4.42 per share, and 1,084,655 shares issuable on the exercise of options previously granted but not yet exercisable at a weighted exercise price of $6.97 per share.

     The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing shareholders, including persons purchasing common stock in this offering.


PREFERRED STOCK

     Under FX Energy's Articles of Incorporation, FX Energy's board of directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of FX Energy and voting rights, if any.

     FX Energy is authorized to issue 500,000 shares of Series A Preferred Stock. Such preferred stock is non-redeemable and subordinate to any other series of FX Energy's Preferred Stock which may at any time be issued (FX Energy currently does not have any Preferred Stock outstanding). The Series A Preferred Stock is authorized for issuance pursuant to the preferred stock purchase rights that trade with the common stock, as described below. Each share of Series A Preferred Stock is entitled to receive, when, as and if declared, a dividend in an amount equal to one hundred times the cash dividend declared on each share of common stock and one hundred times any non-cash dividends declared with respect to each share of common stock, in like kind, other than a dividend payable in shares of common stock. In the event of liquidation, the holder of each share of Series A Preferred Stock shall be entitled to receive a liquidation payment in an amount equal to one hundred times the liquidation payment made per common share of FX Energy. Each share of Series A Preferred Stock has one hundred votes, voting together with the common stock and not as a separate class, unless otherwise required by law or FX Energy's articles of incorporation. In the event of any merger, consolidation or other transaction in which shares of common stock of FX Energy are exchanged, each share of Series A Preferred Stock is entitled to receive one hundred times the amount received per share of common stock of FX Energy.

     Each share of common stock includes one right (a "Right") which entitles the registered holder to purchase from FX Energy one one-hundredth (1/100) of a share of Series A Preferred Stock at an exercise price of $100 per Right, subject to adjustment to prevent dilution. Initially the Rights will not be exercisable, certificates for the Rights will not be issued and, unless and until the Rights become exercisable, they will be transferred with and only with the shares of common stock. The Rights are exercisable on the Separation Date, which will occur on the earlier of (i) ten calendar days following a public announcement that certain persons or groups have acquired 20% or more of the outstanding voting shares of FX Energy, (ii) ten calendar days following the commencement or public announcement of the intent of any person to acquire 20% or more of the outstanding voting shares of FX Energy; or (iii) such later date as may be fixed by the board of directors. Following the Separation Date, certificates representing the Rights will be mailed to holders of record of common stock and thereafter such certificates alone will evidence the rights.
If any person acquires more than 20% of the outstanding common stock or FX Energy engages in certain business combinations, other than pursuant to a tender or exchange offering for all shares of common stock approved by the board of directors, the Rights become exercisable for common stock, in lieu of Series A Preferred Stock, by paying one-half of the exercise price of the Right for a number of shares of common stock of FX Energy having an aggregate market price equal to such exercise price. Any Rights that are or were beneficially owned by a person who has acquired 20% or more of the outstanding common stock will become void.

     FX Energy may redeem the Rights at $.01 per Right at any time until ten business days after public announcement that a person has acquired 20% or more of the outstanding shares of common stock, provided that the redemption is approved by FX Energy's Rights Redemption Committee, a committee consisting of at least three continuing directors, a majority of whom are not employees of FX Energy. The Rights will expire on the tenth anniversary after adoption of the Rights by the board of directors unless earlier redeemed by FX Energy. Unless the Rights have been previously redeemed, all shares of common stock issued by FX Energy will include Rights. As long as the Rights are redeemable, the Rights Redemption Committee, without further shareholder approval may, except with respect to the exercise price or expiration date of the Rights, amend the Rights in any matter that, in the opinion of the board of directors, does not materially adversely affect the interests of holders of the Rights.


CERTAIN ARTICLE AND BYLAW PROVISIONS

     FX Energy's Articles of Incorporation divide the members of the board of directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. FX Energy's Articles of Incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the shareholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

     FX Energy's bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to FX Energy at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the SEC, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder and any material interest of such stockholder in such matter.

     Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of FX Energy's assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all outstanding shares of the corporation or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by the board of directors of FX Energy. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the board of directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration of the cash to be received per share by all holders of the outstanding common stock of FX Energy not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation.

     The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of FX Energy that are not approved by the board of directors and thereby deprive the stockholders of opportunities to sell shares of common stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of FX Energy or a business combination with FX Energy to negotiate on terms acceptable to the then elected board of directors.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent of FX Energy's securities is Fidelity Transfer Corporation, 1800 South West Temple, Salt Lake City, Utah 84115, telephone (801) 484-7222.


                              PLAN OF DISTRIBUTION

     The selling stockholders may offer their shares at various times in one or more of the following transactions:

      -on Nasdaq;
      -in the over-the-counter market;
      -in negotiated transactions other than in such markets;
      -by pledge to secure debts and other obligations;
      -in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or
      -over-the-counter options; or
      -in a combination of any of the above transactions.

Any such sale of common stock by the selling stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the common stock being offered, unless the selling stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. FX Energy does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the common stock.

     Under certain circumstances the selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, FX Energy has agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. Alternatively, FX Energy may contribute toward amounts paid due to such liabilities.

     Under the rules and regulations of the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to FX Energy's common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Exchange Act and regulations under the Exchange Act which may limit the timing of purchases and sales of shares of FX Energy's common stock by the selling stockholders.

     The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of FX Energy, and FX Energy has paid the expenses of the preparation of this prospectus.

     FX Energy estimates that it will incur costs of approximately $30,000 in connection with this offering for legal, accounting, printing, and other costs related to the registration and sale of the shares of common stock. The selling stockholders will bear other separate costs incurred by them.


                             AVAILABLE INFORMATION

     FX Energy has filed a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") with the Securities and Exchange Commission (the "SEC") to register the shares of common stock offered by the selling stockholders under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus, which is a part of the Registration Statement, does not contain certain information set forth in the Registration Statement because SEC rules permit such omission. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. Some contracts, agreements, or other documents are filed or incorporated by reference as an exhibit to the Registration Statement or to a document incorporated by reference in this prospectus. In those cases, investors should refer to such exhibits for more complete descriptions.

     FX Energy files reports, proxy and information statements and other information with the SEC. The public may read and copy at prescribed rates any materials FX Energy files with the SEC, including the Registration Statement and the exhibits thereto, at the SEC's offices at:

Public Reference Room         Citicorp Center          Seven World Trade Center
450 Fifth Street, N.W.        500 West Madison Street  New York, New York 10048
Washington, D.C. 20549        Chicago, Illinois 60661

For information, telephone the SEC's Public Reference Room at 1-800-SEC-0330.

The SEC Internet site at http://www.sec.gov contains materials FX Energy files with the SEC in electronic versions through the SEC's Electronic Data Gathering, Analysis and Retrieval system (EDGAR).

Public information is also available at:     The Nasdaq Stock Market
                                             1735 K Street, N.W.
                                             Washington, D.C. 20006.


                             LEGALITY OF SECURITIES

     The validity under the Nevada Revised Statutes of the common stock to be sold by the selling stockholders has been passed on for FX Energy by Kruse, Landa & Maycock, L.L.C.


                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The year end independent reserve report dated December 31, 1998, incorporated by reference into this Prospectus by reference from FX Energy's Annual Report on Form 10-K for the year ended December 31, 1998, has been prepared by Larry D. Krause, Billings, Montana, as stated in his report, which is incorporated by reference and has been so incorporated by reference in reliance and upon such report given on the authority of that firm as experts in oil and gas engineering.

          TABLE OF CONTENTS

-----------------------------------
                               PAGE                        FX ENERGY, INC.
Information Incorporated
  By Reference....................2
Risk Factors......................3
Recent Developments..............13
Capitalization...................18
No Net Proceeds To FX Energy.....18
No Dividends.....................18
Selling Stockholders.............19                          1,792,500
Description Of Securities........20                     SHARES OF COMMON STOCK
Plan Of Distribution.............23
Availability Of Information......24
Legality Of Securities...........24
Experts..........................24



Investors should rely on the
information contained in this
prospectus.  FX Energy has not
authorized anyone to provide
different information.  This                                 PROSPECTUS
Prospectus does not constitute an
offer to sell or the solicitation of
an offer to buy any securities
covered by this Prospectus in any                            MAY 28, 1999
state or other jurisdiction to any
person to whom it is unlawful to make
such offer or solicitation in such
state or jurisdiction.

                                    PART  II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
-------------------------------------------------------------------------------

             ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses in connection with the distribution of the securities being registered:

SEC registration fee...............................    $  3,270
Legal fees.........................................      20,000
Accounting fees and expenses.......................       4,000
Printing expenses..................................       1,000
Courier, reproduction, and miscellaneous...........       1,730
                                                       --------
                                             Total     $ 30,000
                                                       ========
     All expenses, except the SEC fees, are estimates.

     The Selling Shareholder will not bear any portion of the foregoing expenses, but will pay fees in connection with the sale of the common stock offered hereby in those transactions completed to or through securities broker and/or dealers in the form of markups, markdowns, or commissions.


              ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.037 and 78.751 of the Nevada Revised Statutes and "ARTICLE VII. INDEMNIFICATION OF DIRECTORS AND OFFICERS" of the Registrant's articles of incorporation provide for indemnification of the Registrant's directors and officers and the limitation of liability thereon in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. (See "ITEM 17. UNDERTAKINGS.")


                               ITEM 16.  EXHIBITS

     The following documents are included as exhibits to this Registration Statement, pursuant to item 601 of regulation S-K.

EXHIBIT    SEC
NUMBER  REFERENCE
         NUMBER               TITLE OF DOCUMENT                   LOCATION
------- --------- ------------------------------------            ---------
ITEM 3.           ARTICLES OF INCORPORATION AND BYLAWS
------------------------------------------------------
  3.1       3      Restated and Amended Articles of             Incorporated
                   Incorporation                                by
                                                                Reference(1)
  3.2       3     Bylaws                                       Incorporated by
                                                                Reference(2)

ITEM 4.           INSTRUMENTS DEFINING THE RIGHTS OF SECURITY
                   HOLDERS
------------------------------------------------------
  4.1       4      Specimen Stock Certificate                   Incorporated
                                                                by
                                                                Reference(2)
  4.2       4      Form of Designation of Rights, Privileges,   Incorporated
                   and Preferences of Series A Preferred Stock  by
                                                                Reference(3)
  4.3       4     Form of Rights Agreement dated as of April   Incorporated by
                   4, 1997, between FX Energy and Fidelity      Reference(3)
                   Transfer Corp.

ITEM 5.           OPINION RE: LEGALITY
------------------------------------------------------
  5.1             Opinion of Kruse, Landa & Maycock, LLC       This Filing

 ITEM  21.        SUBSIDIARIES OF THE REGISTRANT
------------------------------------------------------
 21.1             Schedule of Subsidiaries                     Incorporated by
                                                                Reference (15)

 ITEM  23.        CONSENTS OF EXPERTS AND COUNSEL
------------------------------------------------------
 23.1      23     Consent of PricewaterhouseCoopers LLP,       This Filing
                   independent accountants
 23.2      23     Consent of Larry D. Krause, Petroleum        This Filing
                   Engineer
 23.3      23     Consent of Kruse, Landa & Maycock, LLC,      Included in
                                                                exhibit 5.1

 ITEM  24.        POWER OF ATTORNEY
------------------------------------------------------
 24.1             Power of Attorney                            Signature Page


(1) Incorporated by reference from the proxy statement respecting the 1997 annual meeting of shareholders.
(2) Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.
(3)  Incorporated by reference from the report on Form 8-K dated April 4, 1997.



                             ITEM 17.  UNDERTAKINGS

RULE 415 OFFERINGS: POST-EFFECTIVE AMENDMENTS.  [Regulation S-K, Item 512(a)]

     The undersigned Registrant will:

          (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE [Regulation S-K, Item 512(b)]

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INCORPORATED ANNUAL AND QUARTERLY REPORTS [Regulation S-K, Item 512(e)]

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide interim financial information required to be presented Article 3 of Regulation S-X.

INDEMNIFICATION.  [Regulation S-K, Item 512(h)]

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange COMMISSION such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, state of Utah, on the 27th day of May 1999.

                                          FX ENERGY, INC.
                                          (Registrant)


                                          By /s/  David N. Pierce
                                            David N. Pierce, President


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David N. Pierce and Andrew W. Pierce, and each of them, with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 27th day of May 1999.


    /s/  David N. Pierce
David N. Pierce,  Director and
President
(Principal Executive and Financial
Officer)

    /s/  Andrew W. Pierce
Andrew W. Pierce, Director
(Principal Operations Officer)


Jerzy B. Maciolek, Director

    /s/  Thomas B. Lovejoy
Thomas B. Lovejoy, Director


Peter Raven, Director


Jay W. Decker, Director

    /s/  Scott J. Duncan
Scott J. Duncan, Director and
Secretary

    /s/ Dennis L. Tatum
Dennis L. Tatum
Treasurer (Principal Accounting
Officer)